Exhibit 99.2

WeRide to Report Second Quarter and First Half 2026 Financial Results on Wednesday, August 12, 2026

NEW YORK, July 22, 2026 (GLOBE NEWSWIRE) – WeRide Inc. (“WeRide” or the “Company”) (NASDAQ: WRD; HKEX: 0800), a global leader in autonomous driving technology, today announced that it will release its unaudited financial results for the second quarter 2026 and unaudited interim results for the first half of 2026 on Wednesday, August 12, 2026, before the open of the U.S. markets.

The Company’s management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on August 12, 2026 or 8:00 P.M. Hong Kong Time on the same day to discuss the results. Details for the conference call are as follows:

Event Title: WeRide Inc. Second Quarter and First Half 2026 Earnings Call

English Registration Link: https://register-conf.media-server.com/register/BIae5622619adf4da3b99161c402e831e8

Chinese Simultaneous Interpretation Registration Link (listen-only mode):

https://register-conf.media-server.com/register/BI0c260dd324304548982b2c9490587a36

All participants are required to complete the online registration in advance using the links provided above. During the registration, participants may select either the English or Chinese simultaneous interpretation options. Please note that the Chinese simultaneous interpretation line will be available in listen-only mode. Upon successful registration, each participant will receive a confirmation email containing the relevant dial-in details and a unique access PIN, which can be used to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.weride.ai.

About WeRide

WeRide is a global leader and a first mover in the autonomous driving industry, as well as the first publicly traded Robotaxi company. Our autonomous vehicles have been tested or operated in over 40 cities across 12 countries. We are also the first and only technology company whose products have received autonomous driving permits in eight markets: China, the UAE, Singapore, France, Switzerland, Saudi Arabia, Belgium, and the US. Empowered by the smart, versatile, cost-effective, and highly adaptable WeRide One platform, WeRide provides autonomous driving products and services from L2 to L4, addressing transportation needs in the mobility, logistics, and sanitation industries. WeRide was named to Fortune’s 2025 Change the World and 2025 Future 50 lists.

Contacts

Investor inquiries: ir@weride.ai

Press inquiries: pr@weride.ai

Piacente Financial Communications

E-mail: weride@thepiacentegroup.com